

FORTUNA
SILVER MINES INC.

CORPORATE OFFICE:
Suite 650-200 Burrard Street
Vancouver, BC Canada V6C 3L6
Tel: +1.604.484.4085
Fax: +1.604.484.4029

MANAGEMENT HEAD OFFICE:
Piso 5. Av. Jorge Chávez #154
Miraflores, Lima – Perú
Tel: +51.1.616.6060, ext.2

TRADING SYMBOL:
NYSE: **FSM**
TSX: **FVI**
BVL: **FVI**
Frankfurt: **F4S.F**
info@fortunasilver.com
WWW.FORTUNASILVER.COM

# MANAGEMENT'S DISCUSSION AND ANALYSIS

# FOR THE

# THIRD QUARTER ENDED SEPTEMBER 30, 2014

***As of November 10, 2014***

***(Dollar amounts expressed in US dollars, unless otherwise indicated)***

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

Management's discussion and analysis ("MD&A") is intended to help the reader understand the significant factors that have affected Fortuna Silver Mines Inc.'s and its subsidiaries' ("Fortuna's" or the "Company's") performance and such factors that may affect its future performance. This MD&A was prepared as of November 10, 2014. It should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2013, its unaudited condensed interim consolidated financial statements for the three and nine month periods ended September 30, 2014 ("Q3 2014" and "2014"), respectively), and the related notes contained therewith. The Company reports its financial position, financial performance and cash flows in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB"). This MD&A refers to various non-GAAP financial measures, such as cash cost per tonne of processed ore, cash cost per payable ounce of silver, total production cost per tonne, all-in sustaining cash cost, all-in cash cost, adjusted net income, operating cash flow per share before changes in working capital, income taxes, and interest income. These measures are used by the Company to manage and evaluate operating performance and ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance. However, the measures do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. The Company believes that certain investors use these non-GAAP financial measures to evaluate the Company's performance. Accordingly, non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with International Financial Reporting Standards ("IFRS"). To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations as required.

*This document contains forward-looking statements. Please refer to the cautionary language under the heading "Cautionary Statement on Forward-Looking Statements."*

**Contents** Page

Business of the Company .................................................................................................................................. 2
Third-Quarter 2014 Highlights ....................................................................................................................... 2
Results of Operations ...................................................................................................................................... 5
Property Option Agreements........................................................................................................................... 8
Quarterly Information ...................................................................................................................................... 9
Third-Quarter 2014 Financial Results............................................................................................................ 10
Nine-Month 2014 Financial Results ............................................................................................................... 13
Non-GAAP Financial Measures...................................................................................................................... 16
Liquidity and Capital Resources ..................................................................................................................... 23
Off-Balance Sheet Arrangements.................................................................................................................... 27
Related Party Transactions (expressed in $'000's) ......................................................................................... 27
Significant Accounting Judgments and Estimates .......................................................................................... 28
Financial Instruments and Related Risks (expressed in $'000's).................................................................... 30
Significant Changes, Including Initial Adoption of Accounting Standards .................................................... 34
New Accounting Standards.............................................................................................................................. 35
Other Data ....................................................................................................................................................... 36
Share Position and Outstanding Warrants and Options .................................................................................. 36
Other Risks and Uncertainties......................................................................................................................... 37
Controls and Procedures ................................................................................................................................. 37
Qualified Person............................................................................................................................................... 37
Cautionary Statement on Forward-Looking Statements ................................................................................. 38

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

### Business of the Company

Fortuna Silver Mines Inc. ("Fortuna" or the "Company") is engaged in silver mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver, lead, and zinc mine ("Caylloma") in southern Peru and the San Jose silver and gold mine ("San Jose") in southern Mexico.

Fortuna is a publicly traded company incorporated and domiciled in Canada. Its common shares are listed on the New York Stock Exchange under the trading symbol FSM; on the Toronto Stock Exchange and Lima Stock Exchange, both under the trading symbol FVI; and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company's registered office is located at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6.

The financial results include the accounts of the Company and its wholly owned subsidiaries: Minera Bateas S.A.C. ("Bateas"); Fortuna Silver (Barbados) Inc. ("Barbados"); Compania Minera Cuzcatlan SA ("Cuzcatlan"); Continuum Resources Ltd. ("Continuum"); Fortuna Silver Mines Peru S.A.C. ("FSM Peru"); and Fortuna Silver Mexico, S.A. de CV. ("FS Mexico").

### Third-Quarter 2014 Highlights

*Third-Quarter Financial and Operating Highlights*

Net income improved to $7.8 million (three months ended September 30, 2013 ("Q3 2013"): loss $0.3 million), resulting in basic earnings per share of $0.06 (Q3 2013: $nil).

Silver sold increased 74% to 1,836,673 ounces, while the realized silver price decreased 10% to $19.14 per ounce from the same period in the prior year.

Cash flow from operations, before changes in working capital, increased 135% to $17.8 million (Q3 2013: $7.6 million). The increase reflects 54% higher sales over the same period in the prior year.

Cash and cash equivalent and short term investments increased $12.1 million to $72.3 million (Q2 2014: $60.2 million).

Operating cash flow per share, before changes in working capital items, increased to $0.14 (Q3 2013: $0.06) (refer to non-GAAP financial measures).

Sales comprised 63% silver and 19% gold, compared with 65% and 11%, respectively, in the same period a year ago.

Silver production increased 63% to 1,803,827 ounces (Q3 2013: 1,104,914 ounces), and gold production increased 116% to 9,751 ounces (Q3 2013: 4,515 ounces).

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

Consolidated all-in sustaining cash cost per payable ounce of silver for Q3 2014 and the nine months ended September 30, 2014, net of by-product credits, was $11.85 and $15.12, respectively, compared with the 2014 annual guidance of $17.14 (refer to non-GAAP financial measures).

For San Jose, all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $9.12 in Q3 2014 and $12.93 for the nine months ended September 30, 2014 (refer to non-GAAP financial measures), below the annual guidance of $14.43.

For Caylloma, all-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $13.31 in Q3 2014 and $13.96 for the nine months ended September 30, 2014, below the annual guidance (refer to non-GAAP financial measures).

*Other Developments*

The company has concluded trade-off analysis and is advancing with the feasibility study to expand the San Jose processing plant to 3,000 tpd with a view to a construction decision by year end 2014.

*2014 Mineral Reserve and Mineral Resource Estimation*

On September 30, 2014, the Company released an updated mineral resource estimate as of June 30, 2014, for the San Jose mine located in Oaxaca, Mexico.

**Highlights of Resource and Reserve Update**

- Proven and Probable Reserves total 4.3 Mt containing an estimated 31.2 Moz silver and 243 koz gold, reflecting year-over-year increases of 26% in contained silver ounces and 13% in contained gold ounces relative to the July 4, 2013, reserve and resource estimate (see Fortuna news release dated October 17, 2013).

- Inferred Resources total 7.1 Mt containing an estimated 58.9 Moz silver and 401 koz gold, reflecting increases of 67% in contained silver ounces and 47% in contained gold ounces relative to the July 4, 2013, reserve and resource estimate.

- Mineral Reserves include a maiden Probable Reserve of 0.4 Mt at an average grade of 365 g/t for silver and 2.39 g/t for gold in the Trinidad North discovery area.

*San Jose Resource and Reserve Update*

| Mineral Reserves – Proven and Probable | | | | | Contained Metal | |
|---|---|---|---|---|---|---|
| **Property** | **Classification** | **Tonnes (000)** | **Ag (g/t)** | **Au (g/t)** | **Ag (Moz)** | **Au (koz)** |
| San Jose Mine, Mexico | Proven | 468 | 223 | 1.85 | 3.4 | 27.8 |
| | Probable | 3,835 | 226 | 1.74 | 27.8 | 214.8 |
| | Proven + Probable | 4,303 | 225 | 1.75 | 31.2 | 242.6 |

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

| | | | | | Contained Metal | |
|---|---|---|---|---|---|---|
| **Mineral Resources – Measured and Indicated** | | | | | | |
| **Property** | **Classification** | **Tonnes (000)** | **Ag (g/t)** | **Au (g/t)** | **Ag (Moz)** | **Au (koz)** |
| San Jose Mine, Mexico | Measured | 77 | 84 | 0.70 | 0.2 | 1.7 |
| | Indicated | 725 | 80 | 0.72 | 1.9 | 16.8 |
| | Measured and Indicated | 802 | 80 | 0.72 | 2.1 | 18.5 |

| | | | | | Contained Metal | |
|---|---|---|---|---|---|---|
| **Mineral Resources – Inferred** | | | | | | |
| **Property** | **Classification** | **Tonnes (000)** | **Ag (g/t)** | **Au (g/t)** | **Ag (Moz)** | **Au (koz)** |
| San Jose Mine, Mexico | Inferred | 7,127 | 257 | 1.75 | 58.9 | 400.8 |

1. Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves

2. Mineral Resources are exclusive of Mineral Reserves

3. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

4. There are no known legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Resources or Mineral Reserves at San Jose

5. Mineral Resources and Mineral Reserves are estimated and reported as of June 30, 2014

6. Mineral Reserves for San Jose are estimated using a break-even cutoff grade of 128 g/t Ag Eq based on assumed metal prices of $21/oz Ag and $1,260/oz Au; estimated metallurgical recovery rates of 89% for Ag and 89% for Au; and projected operating costs for year-end 2014. Mineral Resources are estimated at a Ag Eq cutoff grade of 100 g/t, with Ag Eq in g/t = Ag (g/t) + Au (g/t) x (($1,260/$21) x (89/89))

7. Totals may not add due to rounding procedures

*Corporate and Management Changes*

As part of cost cutting measures management has implemented reductions in head count at both corporate and in Peru; including a 20% reduction in corporate head count and a 7% reduction at the Peruvian subsidiary. As a result, the position of vice-president, corporate development has been closed.

On November 10, 2014, the Company appointed a vice-president, project development.

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

## Results of Operations

*Consolidated Metal Production*

| | QUARTERLY RESULTS | | | | | | YEAR TO DATE RESULTS | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Three months ended September 30, | | | | | | Nine months ended September 30, | | | | | |
| | 2014 | | | 2013 | | | 2014 | | | 2013 | | |
| Consolidated Metal Production | Caylloma | San Jose | Consolidated | Caylloma | San Jose | Consolidated | Caylloma | San Jose | Consolidated | Caylloma | San Jose | Consolidated |
| Silver (oz) | 588,727 | 1,215,100 | 1,803,827 | 568,722 | 536,191 | 1,104,914 | 1,657,563 | 3,313,546 | 4,971,109 | 1,561,605 | 1,609,534 | 3,171,139 |
| Gold (oz) | 399 | 9,352 | 9,751 | 545 | 3,970 | 4,515 | 1,485 | 24,935 | 26,420 | 1,580 | 12,611 | 14,191 |
| Lead (000's lbs) | 4,213 | - | 4,213 | 4,730 | - | 4,730 | 12,068 | - | 12,068 | 14,010 | - | 14,010 |
| Zinc (000's lbs) | 7,148 | - | 7,148 | 6,468 | - | 6,468 | 20,375 | - | 20,375 | 18,535 | - | 18,535 |
| Production cash cost (US$/oz Ag)* | 5.86 | 2.55 | 3.63 | 6.70 | 8.37 | 7.51 | 6.80 | 3.32 | 4.48 | 7.43 | 7.08 | 7.25 |
| All-in sustaining cash cost (US$/oz Ag)* | 13.31 | 9.12 | 11.85 | 17.32 | 17.07 | 19.31 | 13.96 | 12.93 | 15.12 | 21.62 | 18.81 | 22.74 |

\* Net of by-product credits

Silver and gold production for Q3 2014 and the nine months ended September 30, 2014 increased over the same periods in the prior year 63% and 116%, and 57% and 86%, respectively, explained largely by the commissioning of the San Jose plant expansion to 1,800 tpd in September 2013 and to 2,000 tpd in April 2014. The Company is on track to exceed its annual guidance for gold and silver production.

*Consolidated Cash Cost per Payable Ounce of Silver*

All-in sustaining cash cost per payable ounce of silver for Q3 2014, net of by-product credits, decreased to $11.85 (Q3 2013: $19.31) as a result of lower sustaining capital and brownfields exploration expenditures and higher payable ounces of silver (refer to non-GAAP financial measures).

All-in sustaining cash cost per payable ounce of silver for the nine months ended September 30, 2014, net of by-product credits, decreased to $15.12 (nine months ended September 30, 2013 ("2013"): $22.74) as a result of lower brownfields exploration expenditures and higher payable ounces of silver operations (refer to non-GAAP financial measures).

All-in sustaining cash cost per payable ounce of silver for Q3 2014 and the nine months ended September 30, 2014 are significantly below the annual guidance.

*San Jose Mine Review*

San Jose is an underground silver-gold mine located in southern Mexico in the State of Oaxaca. The table below shows the main variables used by management to measure the operating performance of the mine: throughput, grade, recovery, gold and silver production, and unit costs.

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

| | QUARTERLY RESULTS | | YEAR TO DATE RESULTS | |
| --- | --- | --- | --- | --- |
| | Three months ended September 30, | | Nine months ended September 30, | |
| | **2014** | 2013 | **2014** | 2013 |
| **Mine Production** | **San Jose** | San Jose | **San Jose** | San Jose |
| **Tonnes milled** | **177,112** | 102,088 | **495,257** | 297,829 |
| **Average tonnes milled per day** | **2,015** | 1,200 | **1,897** | 1,141 |
| **Silver** | | | | |
| Grade (g/t) | **239** | 184 | **232** | 189 |
| Recovery (%) | **89** | 89 | **90** | 89 |
| Production (oz) | **1,215,100** | 536,191 | **3,313,546** | 1,609,534 |
| **Gold** | | | | |
| Grade (g/t) | **1.83** | 1.37 | **1.75** | 1.49 |
| Recovery (%) | **90** | 88 | **90** | 88 |
| Production (oz) | **9,352** | 3,970 | **24,935** | 12,611 |
| **Unit Costs** | | | | |
| Production cash cost (US$/oz Ag)* | **2.55** | 8.37 | **3.32** | 7.08 |
| Production cash cost (US$/tonne) | **61.54** | 72.09 | **63.94** | 75.68 |
| Unit Net Smelter Return (US$/tonne) | **168.16** | 135.75 | **167.70** | 167.08 |
| All-in sustaining cash cost (US$/oz Ag)* | **9.12** | 17.07 | **12.93** | 18.81 |

**\* Net of by-product credits**

Silver and gold production for Q3 2014 was 127% and 136%, respectively, above Q3 2013 production. The increases are the result of higher throughput of 73% and of higher head grade for silver and gold of 30% and 34%, respectively.

The San Jose mine and processing plant were successfully expanded to 2,000 tpd in April 2014 (see Fortuna news release of April 14, 2014), and studies are under way to assess the potential for a further expansion to 3,000 tpd. Production for the nine months ended September 30, 2014 was 3,313,546 ounces of silver and 24,935 ounces of gold, 106% and 98%, respectively, above that in the same period in the prior year. San Jose is on track to exceed annual production guidance of 4.0 million ounces of silver and 30.4 thousand ounces of gold.

Cash cost per tonne of processed ore for Q3 2014 was $61.54/t, or 15% below the cost in Q3 2013 due mainly to higher throughput and lower mining and milling costs, and is below the annual guidance of $67.10/t. All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $9.12 in Q3 2014 and $12.93 for the nine months ended September 30, 2014 (refer to non-GAAP financial measures), below the annual guidance of $14.43.

Investments in property, plant and equipment and brownfields exploration, on a cash basis, were $24.1 million for the nine months ended September 30, 2014 and included $3.9 million for mine development, $1.4 million for infill drilling, $4.8 million for brownfields exploration, and $14.0 million for equipment and infrastructure, including $11.6 million for tailings dam expansion.

In light of the significant growth of resources in the nine months ended September 30, 2014 over 2013, the Company has made the decision to advance with engineering studies to address long-term tailings management. The project calls for the implementation of filtered tailings and dry-stack disposal. The project is in the engineering phase, with a construction decision expected before year-end.

Cash cost per payable ounce of silver and cash cost per tonne of processed ore are non-GAAP financial measures (refer to non-GAAP financial measures for the reconciliation of cash cost to the cost of sales).

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

*Caylloma Mine Review*

Caylloma is an underground silver, lead, and zinc mine located in southern Peru, in the Arequipa Department. Its commercial products are silver-lead and zinc concentrates. The table below shows the main variables used by management to measure the operating performance of the mine.

| | QUARTERLY RESULTS | | YEAR TO DATE RESULTS | |
|---|---|---|---|---|
| | Three months ended September 30, | | Nine months ended September 30, | |
| | **2014** | 2013 | **2014** | 2013 |
| **Mine Production** | **Caylloma** | Caylloma | **Caylloma** | Caylloma |
| **Tonnes milled** | **117,728** | 117,111 | **347,763** | 342,433 |
| **Average tonnes milled per day** | **1,308** | 1,301 | **1,302** | 1,283 |
| | | | | |
| **Silver** | | | | |
| Grade (g/t) | **181** | 180 | **175** | 173 |
| Recovery (%) | **86** | 84 | **85** | 82 |
| Production (oz) | **588,727** | 568,722 | **1,657,563** | 1,561,605 |
| **Gold** | | | | |
| Grade (g/t) | **0.29** | 0.34 | **0.32** | 0.35 |
| Recovery (%) | **36** | 43 | **41** | 41 |
| Production (oz) | **399** | 545 | **1,485** | 1,580 |
| **Lead** | | | | |
| Grade (%) | **1.76** | 1.97 | **1.70** | 2.04 |
| Recovery (%) | **92** | 93 | **92** | 91 |
| Production (000's lbs) | **4,213** | 4,730 | **12,068** | 14,010 |
| **Zinc** | | | | |
| Grade (%) | **3.05** | 2.84 | **2.95** | 2.81 |
| Recovery (%) | **90** | 88 | **90** | 87 |
| Production (000's lbs) | **7,148** | 6,468 | **20,375** | 18,535 |
| **Unit Costs** | | | | |
| Production cash cost (US$/oz Ag)* | **5.86** | 6.70 | **6.80** | 7.43 |
| Production cash cost (US$/tonne) | **91.05** | 87.07 | **90.22** | 91.47 |
| Unit Net Smelter Return (US$/tonne) | **156.39** | 154.18 | **149.41** | 166.37 |
| All-in sustaining cash cost (US$/oz Ag)* | **13.31** | 17.32 | **13.96** | 21.62 |

* Net of by-product credits

Silver production for the quarter was 4% above production in the same period a year ago due to higher metallurgical recovery and slightly higher head grade. Zinc production increased 11% as a result of higher head grade and higher metallurgical recoveries. Lead production decreased 11% due to reduced head grade. Caylloma is on track to meet its annual production guidance of 2.0 million ounces of silver.

Cash cost per tonne at Caylloma for Q3 2014 was $91.05 per tonne of processed ore, an increase of 5% from Q3 2013 and 3% above the annual guidance. All-in sustaining cash cost per payable ounce of silver, net of by-product credits, at Caylloma in Q3 2014 was $13.31 and $13.96 for the nine months ended September 30, 2014, below the annual guidance (refer to non-GAAP financial measures). Management expects to be in line with the annual guidance of $17.01 with the execution of capital expenditures in the fourth quarter of 2014.

Investments in property, plant and equipment and brownfields exploration, on a cash basis, were $7.3 million for the nine months ended September 30, 2014 and included $3.7 million for mine development, $0.7 million for brownfields exploration, and $2.9 million for equipment and infrastructure, including $0.7 million for tailings dam expansion.

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

*Caylloma Mine and San Jose Mine Concentrates*

The table below shows the production and balance of commercial end products at each of our operating mines.

| | QUARTERLY RESULTS | | | | YEAR TO DATE RESULTS | | | |
|---|---|---|---|---|---|---|---|---|
| | Three months ended September 30, | | | | Nine months ended September 30, | | | |
| | 2014 | | 2013 | | 2014 | | 2013 | |
| **Mine Concentrates** | **Caylloma** | **San Jose** | Caylloma | San Jose | **Caylloma** | **San Jose** | Caylloma | San Jose |
| **Silver-Gold** | | | | | | | | |
| Opening Inventory (t) | 0 | 314 | 0 | 273 | 0 | 617 | 0 | 466 |
| Production (t) | 0 | 5,305 | 0 | 2,957 | 0 | 14,933 | 0 | 8,572 |
| Sales (t) | 0 | 5,435 | 0 | 2,798 | 0 | 15,351 | 0 | 8,606 |
| Adjustment (t) | 0 | 14 | 0 | 0 | 0 | -1 | 0 | 0 |
| Closing Inventory (t) | 0 | 198 | 0 | 433 | 0 | 198 | 0 | 433 |
| **Zinc** | | | | | | | | |
| Opening Inventory (t) | 579 | 0 | 347 | 0 | 485 | 0 | 521 | 0 |
| Production (t) | 6,387 | 0 | 5,718 | 0 | 18,122 | 0 | 16,367 | 0 |
| Sales (t) | 6,574 | 0 | 5,698 | 0 | 18,245 | 0 | 16,541 | 0 |
| Adjustment (t) | 16 | 0 | -12 | 0 | 46 | 0 | 8 | 0 |
| Closing Inventory (t) | 408 | 0 | 355 | 0 | 408 | 0 | 355 | 0 |
| **Lead-Silver** | | | | | | | | |
| Opening Inventory (t) | 234 | 0 | 327 | 0 | 208 | 0 | 443 | 0 |
| Production (t) | 3,735 | 0 | 4,235 | 0 | 10,717 | 0 | 12,376 | 0 |
| Sales (t) | 3,709 | 0 | 4,380 | 0 | 10,722 | 0 | 12,689 | 0 |
| Adjustment (t) | 26 | 0 | 16 | 0 | 84 | 0 | 67 | 0 |
| Closing Inventory (t) | 287 | 0 | 198 | 0 | 287 | 0 | 198 | 0 |

## Property Option Agreements

*Tlacolula Property*

Pursuant to an agreement dated September 14, 2009, as amended December 18, 2012, the Company, through its wholly owned subsidiary Cuzcatlan, was granted an option (the "option") to acquire a 60% interest (the "interest") in the Tlacolula silver project (the "property") located in the State of Oaxaca, Mexico, from Radius Gold Inc.'s wholly owned subsidiary, Radius (Cayman) Inc. ("Radius").

The Company can earn the interest by spending $2.0 million, which includes a commitment to drill 1,500 meters within 12 months after Cuzcatlan has received a permit to drill the property, and by making staged annual payments totaling $0.25 million cash and providing $0.25 million in common shares of the Company to Radius according to the following schedule:

➢ $0.02 million cash and $0.02 million cash equivalent in shares upon stock exchange approval;
➢ $0.03 million cash and $0.03 million cash equivalent in shares by January 15, 2011;
➢ $0.05 million cash and $0.05 million cash equivalent in shares by January 15, 2012;
➢ $0.05 million cash and $0.05 million cash equivalent in shares by January 15, 2013; and,

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

➢  $0.10 million cash and $0.10 million cash equivalent in shares within 90 days after Cuzcatlan has completed the first 1,500 meters of drilling on the property.

Upon completion of the cash payments and share issuances and incurring the exploration expenditures as set forth above, the Company will be deemed to have exercised the option and to have acquired a 60% interest in the property, whereupon a joint venture will be formed to further develop the property on the basis of the Company owning 60% and Radius 40%.

As of September 30, 2014, the Company had issued an aggregate of 34,589 common shares, with a fair market value of $0.15 million, and paid $0.15 million cash according to the terms of the option agreement.

## Quarterly Information

The following table provides information for eight fiscal quarters up to September 30, 2014:

|  | | | | Quarters ended | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
|  | Q3 2014 | Q2 2014 | Q1 2014 | Q4 2013 | Q3 2013 | Q2 2013 | Q1 2013 | Q4 2012 |
| Expressed in $000's, except per share data | 30-Sep-14 | 30-Jun-14 | 31-Mar-14 | 31-Dec-13 | 30-Sep-13 | 30-Jun-13 | 31-Mar-13 | 31-Dec-12 |
| Sales | 46,384 | 44,319 | 45,480 | 36,377 | 30,203 | 30,101 | 40,713 | 37,895 |
| Mine operating earnings | 16,720 | 16,277 | 17,204 | 10,373 | 8,140 | 6,478 | 16,784 | 13,264 |
| Operating income (loss) | 13,201 | 7,623 | 9,273 | (8,312) | 2,346 | (14,669) | 11,006 | 7,976 |
| Net income (loss) | 7,824 | 2,868 | 4,853 | (14,930) | (264) | (10,571) | 6,665 | 8,472 |
| Earnings (loss) per share, basic | 0.06 | 0.02 | 0.04 | (0.12) | 0.00 | (0.08) | 0.05 | 0.07 |
| Earnings (loss) per share, diluted | 0.06 | 0.02 | 0.04 | (0.12) | 0.00 | (0.08) | 0.05 | 0.07 |
|  | | | | | | | | |
| Total assets | 342,413 | 330,791 | 318,349 | 302,215 | 311,170 | 310,291 | 327,346 | 316,983 |
| Other liabilities | 4,076 | 5,269 | 4,076 | 2,343 | 2,850 | 2,282 | 2,238 | 2,250 |

During Q3 2014, sales increased 5%, or $2.1 million, from Q2 2014 as a result of Caylloma and San Jose provisional sales increasing $1.9 million and $3.8 million, respectively, and being offset by negative price and mark-to-market adjustments that increased $1.0 million and $2.1 million, respectively. During Q3 2014, operating income increased 73% to $13.2 million from Q2 2014 as selling, general and administrative expenses decreased $5.1 million, or 60%, to $3.5 million. The decrease in selling, general and administrative expenses is mainly attributed to the positive effect of mark-to-market effects on share-based compensation of $4.1 million over Q2 2014.

During Q2 2014, sales decreased 3%, or $1.2 million, from Q1 2014 as a result of San Jose provisional sales declining $1.9 million, offset by positive adjustments of $0.7 million. San Jose provisional sales of silver and gold declined 2% and 5%, respectively, from Q1 2014, along with lower realized silver metal and gold prices of 3% and 1%, respectively.

During Q1 2014, sales increased 25% from Q4 2013 as a result of increases in silver and gold sold, of 17% and 29%, respectively, offset by a lower realized silver metal price of 2%. Mine operating earnings increased 66% from Q4 2013 because of increased sales and the Company's continuing efforts to contain costs. In Q4 2013, a net loss reflected a non-cash impairment charge of $10.2 million, net of tax (Q3 2013: $nil), and a non-cash income tax provision of $7.7 million resulting from Mexico's special mining royalty.

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

During Q3 2013, mine operating earnings increased from Q2 2013 in part as a result of the Company's implementation of efforts to contain costs. As part of the Company's cost-reduction program, the Company recorded a $0.5 million restructuring charge in Q3 2013 covering 65 positions. In Q2 2013, the Company recorded a non-cash impairment charge, related to Caylloma mine, of $15.0 million before tax and a non-cash write-off of mineral properties, plant, and equipment of $0.4 million related to the San Luisito concessions that negatively affected operating income.

### Third-Quarter 2014 Financial Results

Third-quarter 2014 net income amounted to $7.8 million (Q3 2013: loss $0.3 million), resulting in basic earnings per share of $0.06 (Q3 2013: $nil). The increase was mainly the result of higher silver sold of 74%, and significantly higher margins at the San Jose mine, while the realized silver price decreased 10% to $19.14 per ounce from the same period in the prior year. In addition, net income was positively affected by mark-to-market effects on share-based compensation resulting in a recovery of $0.8 million.

Mine operating earnings increased 105% over Q3 2013, while gross margins (mine operating earnings over sales) increased from 27% to 36%. The impact of lower metal prices on gross margins was offset to a large extent by significantly lower unit cash costs at San Jose (down 15%), as well as by higher head grades and metal recovery for silver and gold.

Cash flow from operations, before changes in working capital, increased 135% to $17.8 million (Q3 2013: $7.6 million).

Operating cash flow per share, before changes in working capital items, increased to $0.14 (Q3 2013: $0.06) (refer to non-GAAP financial measures).

**Sales** for Q3 2014 were $46.4 million (Q3 2013: $30.2 million). Silver and gold ounces sold increased 74% and 141%, respectively, while realized prices for silver and gold decreased 10% and 4%, respectively. Sales at San Jose increased 145% to $28.5 million (Q3 2013: $11.6 million) as a result of higher production. Sales from Caylloma decreased 4% to $17.9 million (Q3 2013: $18.6 million) as a result of lower realized prices for silver.

Sales comprised 63% silver and 19% gold, compared with 65% and 11%, respectively, in the same period in the prior year.

The Company's metal concentrates are provisionally priced at the time of sale based on the prevailing commodity market price. Final prices are set in a period subsequent to the date of sale based on a specified quotational period, either one, two, or three months after delivery. Under current sales contracts, final pricing for all concentrates takes place one month after the month of sale. Our recorded sales during the third quarter consisted of provisional sales of $49.0 million (Q3 2013: $30.7 million); negative price and mark-to-market adjustments of $1.8 million (Q3 2013: positive $1.3 million); and negative assay adjustments of $0.8 million (Q3 2013: negative $1.8 million).

The net realized prices shown below are calculated based on provisional sales pricing and on contained metals in concentrate sold and after accounting for payable metal deductions, treatment, and refining charges before government royalties. For purposes of establishing the net realized price for silver, treatment charges on our mineral concentrates are allocated to the base metals in Caylloma and to gold in San Jose. The Company has not hedged its exposure to metal price risks.

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

| | QUARTERLY RESULTS | | | | | |
|---|---|---|---|---|---|---|
| | Three months ended September 30, | | | | | |
| | 2014 | | | 2013 | | |
| **Sales and Realized Prices** | **Caylloma** | **San Jose** | **Consolidated** | Caylloma | San Jose | Consolidated |
| Provisional Sales | 18,574,330 | 30,375,920 | 48,950,250 | 18,360,476 | 12,358,483 | 30,718,959 |
| Adjustments * | (707,164) | (1,859,408) | (2,566,573) | 191,768 | (707,430) | (515,661) |
| Sales | 17,867,166 | 28,516,512 | 46,383,677 | 18,552,244 | 11,651,054 | 30,203,298 |
| **Silver** | | | | | | |
| Provisional Sales (oz) | 590,349 | 1,246,324 | 1,836,673 | 579,649 | 477,931 | 1,057,580 |
| Realized Price ($/oz)** | 19.62 | 18.91 | 19.14 | 21.26 | 21.12 | 21.30 |
| Net Realized Price ($/oz)*** | 17.13 | 16.94 | 17.00 | 18.49 | 18.99 | 18.72 |
| **Gold** | | | | | | |
| Provisional Sales (oz) | 422 | 9,417 | 9,838 | 543 | 3,545 | 4,088 |
| Realized Price ($/oz)** | 1,288.25 | 1,265.55 | 1,266.53 | 1,327.63 | 1,320.91 | 1,318.93 |
| Net Realized Price ($/oz)*** | 865.83 | 983.94 | 978.88 | 945.09 | 925.38 | 928.00 |
| **Lead** | | | | | | |
| Provisional Sales (000's lb) | 4,173 | - | 4,173 | 4,898 | - | 4,898 |
| Realized Price ($/lb)** | 0.99 | - | 0.99 | 0.95 | - | 0.95 |
| Net Realized Price ($/lb)*** | 0.73 | - | 0.73 | 0.71 | - | 0.71 |
| **Zinc** | | | | | | |
| Provisional Sales (000's lb) | 7,361 | - | 7,361 | 6,441 | - | 6,441 |
| Realized Price ($/lb)** | 1.05 | - | 1.05 | 0.84 | - | 0.84 |
| Net Realized Price ($/lb)*** | 0.69 | - | 0.69 | 0.57 | - | 0.57 |

**\* Adjustments consists of mark to market and final price adjustments, and final assay adjustments**
**\*\* Based on provisional sales before final price adjustments**
**\*\*\*Net after payable metal deductions, treatment, and refining charges**
     **Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose**

**Cost of sales** for Q3 2014 increased 34% to $29.7 million (Q3 2013: $22.1 million), driven by a 22% higher tonnage of concentrate sold. Direct mining costs increased $4.5 million to $21.9 million (Q3 2013: $17.4 million). Depletion and depreciation increased $1.7 million to $6.2 million (Q3 2013: $4.5 million).

Workers' participation for San Jose increased $1.3 million to $1.0 million (Q3 2013: recovery $0.3 million).

(Refer to non-GAAP financial measures for the reconciliation of cash cost to the cost of sales.)

| | **Expressed in $ millions** | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | **Three months ended September 30,** | | | | | | | |
| | **2014** | | | | 2013 | | | |
| | **Caylloma** | **San Jose** | | **Total** | Caylloma | San Jose | | Total |
| Direct mining costs [1] | $    **10.7** | $    **11.2** | $ | **21.9** | $    10.4 | $    7.0 | $ | 17.4 |
| Workers' participation | **0.3** | **1.0** | | **1.3** | 0.3 | (0.3) | | - |
| Depletion and depreciation | **1.9** | **4.3** | | **6.2** | 2.5 | 2.0 | | 4.5 |
| Royalty expenses | **0.2** | **0.1** | | **0.3** | 0.2 | - | | 0.2 |
| | $    **13.1** | $    **16.6** | $ | **29.7** | $    13.4 | $    8.7 | $ | 22.1 |

[1] Direct mining costs includes salaries and other short term benefits, contractor charges, energy, consumables and production related costs.

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

**Selling, general and administrative expenses** for Q3 2014 decreased 30%, or $1.5 million, to $3.5 million (Q3 2013: $5.0 million). The main driver for the decrease was the recovery in share-based payments of $2.1 million, mostly related to mark-to-market effects, in particular the decrease in share price, compared to the same period in the prior year.

General and administrative expenses consist primarily of corporate office and subsidiary expenses, such as salaries and payroll-related costs for executives and management. These expenses include administrative, legal, financial, information technology, and human and organizational development, procurement, and professional service fees. General and administrative expenses for Q3 2014 increased 11% to $4.1 million (Q3 2013: $3.7 million).

| | Expressed in $ millions | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Three months ended September 30, | | | | | | | | |
| | **2014** | | | | | 2013 | | | |
| | **Corporate** | | **Bateas** | **Cuzcatlan** | **Total** | Corporate | Bateas | Cuzcatlan | Total |
| General and administrative expenses | $ **2.3** | $ | **0.8** | $ **1.0** | $ **4.1** | $ 2.3 | $ 0.7 | $ 0.7 | $ 3.7 |
| Foreign exchange | **(0.4)** | | **0.2** | **-** | **(0.2)** | - | - | 0.1 | 0.1 |
| Share-based payments | **(0.8)** | | **-** | **-** | **(0.8)** | 1.3 | - | - | 1.3 |
| Workers' participation | **-** | | **0.1** | **0.3** | **0.4** | - | - | (0.1) | (0.1) |
| | $ **1.1** | $ | **1.1** | $ **1.3** | $ **3.5** | $ 3.6 | $ 0.7 | $ 0.7 | $ 5.0 |

**Exploration and evaluation costs** for Q3 2014 decreased to $nil (Q3 2013: $0.1 million) as a result of the Company's reduction in its greenfields exploration program.

| | Expressed in $ millions | | | |
|---|---|---|---|---|
| | Three months ended September 30, | | | |
| | **2014** | | | 2013 |
| Salaries, wages, and benefits | $ | **-** | $ | 0.1 |
| | $ | **-** | $ | 0.1 |

**Restructuring costs** for Q3 2014 amounted to $nil (Q3 2013: $0.5 million and pertained to the Company's cost-reduction program and including all post-employment costs).

**Write-off of mineral properties, plant and equipment** for Q3 2014 amounted to $nil (Q3 2013: $0.1 million, pertaining to the San Luisito concessions).

**Interest income** for Q3 2014 amounted to $0.1 million (Q3 2013: $0.1 million).

**Interest expense** for Q3 2014 amounted to $0.3 million (Q3 2013: $0.2 million).

**Income taxes** for Q3 2014 increased to $5.1 million (Q3 2013: $2.5 million) mainly due to an increase in taxes in Mexico. The following table summarizes the details of income taxes by region and component.

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

| | **Expressed in $ millions** | | | | | |
| | **Three months ended September 30,** | | | | | |
| | **2014** | | | 2013 | | |
| **Income taxes** | **Peru** | **Mexico** | **Total** | Peru | Mexico | Total |
| Current income tax | **$ 1.5** | **$ 4.4** | **$ 5.9** | $ 1.2 | $ - | $ 1.2 |
| Deferred income tax | **0.3** | **(1.1)** | **(0.8)** | 1.0 | 0.3 | 1.3 |
| | **$ 1.8** | **$ 3.3** | **$ 5.1** | $ 2.2 | $ 0.3 | $ 2.5 |

**Nine-Month 2014 Financial Results**

For the nine months ended September 30, 2014, net income was $15.5 million, compared with a loss of $4.2 million for the same period a year ago. Silver sold increased 58% to 5,083,239 ounces, while the realized silver price decreased 21% to $19.72 per ounce from the same period in the prior year. Net income was negatively affected by mark-to-market effects on share-based compensation expense of $5.2 million.

In the nine months ended September 30, 2013, the Company recorded a $15.0 million non-cash impairment charge related to Caylloma that was offset by a $4.8 million deferred tax provision and a non-cash write-off of mineral properties, plant and equipment of $0.5 million related to the San Luisito concessions.

For the nine months ended September 30, 2013, the net loss of $4.2 million was adjusted for the write-off and impairment of mineral properties, property, plant and equipment resulting in an adjusted net income of $6.3 million. (refer to non-GAAP financial measures).

Mine operating earnings increased 60% over the same period in the prior year, while gross margins (mine operating earnings over sales) increased from 31% to 37%. The impact of lower metal prices on gross margins was offset to a large extent by significantly lower unit cash costs (16% lower at San Jose and 1% lower at Caylloma) as well as higher head grades and metal recovery for silver and gold.

Cash flow from operations, before changes in working capital, increased 67% to $49.8 million (2013: $29.7 million).

Basic earnings per share were $0.12 (2013: loss $0.03). Operating cash flow per share, before changes in working capital items, increased to $0.39 (2013: $0.24) (refer to non-GAAP financial measures).

**Sales** for the nine months ended September 30, 2014, were $136.2 million (2013: $101.0 million). Silver and gold ounces sold increased 58% and 90%, respectively, while realized silver and gold prices decreased 21% and 12%, respectively. Sales at San Jose increased 89% to $85.0 million (2013: $45.0 million) as a result of higher production and a reduction of inventories, while sales at Caylloma decreased 9% to $51.2 million (2013: $56.0 million) as a result of lower silver prices.

The Company's metal concentrates are provisionally priced at the time of sale based on the prevailing commodity market price. Final prices are set in a period subsequent to the date of sale based on a specified quotational period, either one, two, or three months after delivery. Under current sales contracts, final pricing for all concentrates takes place one month after the month of sale.

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

Our recorded sales, during the nine months ended September 30, 2014, consisted of provisional sales of $137.6 million (2013: $108.1 million); price and mark-to-market adjustments of $nil (2013: negative $3.3 million); and negative assay adjustments of $1.4 million (2013: negative $3.8 million).

The net realized prices shown below are calculated based on provisional sales pricing and on contained metals in concentrate sold and after accounting for payable metal deductions, treatment, and refining charges before government royalties. For purposes of establishing the net realized price for silver, treatment charges on our mineral concentrates are allocated to the base metals in Caylloma and to gold in San Jose. The Company has not hedged its exposure to metal price risks.

| | YEAR TO DATE RESULTS | | | | | |
| | Nine months ended September 30, | | | | | |
| | 2014 | | | 2013 | | |
| **Sales and Realized Prices** | **Caylloma** | **San Jose** | **Consolidated** | Caylloma | San Jose | Consolidated |
| Provisional Sales | **52,200,378** | **85,438,316** | **137,638,694** | 58,519,928 | 49,603,393 | 108,123,321 |
| Adjustments * | **(977,642)** | **(478,015)** | **(1,455,657)** | (2,556,215) | (4,550,148) | (7,106,363) |
| Sales | **51,222,736** | **84,960,301** | **136,183,037** | 55,963,713 | 45,053,245 | 101,016,959 |
| **Silver** | | | | | | |
| Provisional Sales (oz) | **1,665,087** | **3,418,152** | **5,083,239** | 1,614,150 | 1,603,451 | 3,217,601 |
| Realized Price ($/oz)** | **19.87** | **19.65** | **19.72** | 24.71 | 24.67 | 24.82 |
| Net Realized Price ($/oz)*** | **17.24** | **17.69** | **17.54** | 21.65 | 22.37 | 22.01 |
| **Gold** | | | | | | |
| Provisional Sales (oz) | **1,510** | **25,478** | **26,988** | 1,605 | 12,592 | 14,197 |
| Realized Price ($/oz)** | **1,299.86** | **1,281.95** | **1,282.95** | 1,457.66 | 1,453.08 | 1,461.50 |
| Net Realized Price ($/oz)*** | **950.72** | **980.68** | **979.00** | 1,067.59 | 1,090.98 | 1,088.33 |
| **Lead** | | | | | | |
| Provisional Sales (000's lb) | **12,063** | **-** | **12,063** | 14,381 | - | 14,381 |
| Realized Price ($/lb)** | **0.96** | **-** | **0.96** | 0.98 | - | 0.98 |
| Net Realized Price ($/lb)*** | **0.72** | **-** | **0.72** | 0.72 | - | 0.72 |
| **Zinc** | | | | | | |
| Provisional Sales (000's lb) | **20,516** | **-** | **20,516** | 18,726 | - | 18,726 |
| Realized Price ($/lb)** | **0.97** | **-** | **0.97** | 0.87 | - | 0.87 |
| Net Realized Price ($/lb)*** | **0.65** | **-** | **0.65** | 0.62 | - | 0.62 |

**\* Adjustments consists of mark to market and final price adjustments, and final assay adjustments**
**\*\* Based on provisional sales before final price adjustments**
**\*\*\*Net after payable metal deductions, treatment, and refining charges**
   **Treatment charges are allocated to the base metals in Caylloma and to gold in San Jose**

**Cost of sales** for the nine months ended September 30, 2014, increased 24% to $86.0 million (2013: $69.6 million), driven by a 17% higher tonnage of concentrate sold. Direct mining costs increased $9.3 million to $63.9 million (2013: $54.6 million). Depletion and depreciation increased $3.4 million to $17.2 million (2013: $13.8 million).

Workers' participation for San Jose increased $3.1 million to $3.1 million (2013: $nil).

(Refer to non-GAAP financial measures for the reconciliation of cash cost to the cost of sales.)

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

| | **Expressed in $ millions** | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | **Nine months ended September 30,** | | | | | | | |
| | **2014** | | | | 2013 | | | |
| | **Caylloma** | **San Jose** | | **Total** | Caylloma | San Jose | | Total |
| Direct mining costs [1] | $ **31.2** | $ **32.7** | $ | **63.9** | $ 31.9 | $ 22.7 | $ | 54.6 |
| Workers' participation | **0.7** | **3.1** | | **3.8** | 0.7 | - | | 0.7 |
| Depletion and depreciation | **5.4** | **11.8** | | **17.2** | 7.6 | 6.2 | | 13.8 |
| Royalty expenses | **0.7** | **0.4** | | **1.1** | 0.5 | - | | 0.5 |
| | $ **38.0** | $ **48.0** | $ | **86.0** | $ 40.7 | $ 28.9 | $ | 69.6 |

[1] Direct mining costs includes salaries and other short term benefits, contractor charges, energy, consumables and production related costs.

**Selling, general and administrative expenses** for the nine months ended September 30, 2014, increased 23%, or $3.8 million, to $20.0 million (2013: $16.2 million). The main driver for the increase was higher share-based payments of $2.1 million mostly related to mark-to-market effects, in particular the increase in share price, compared to the same period in the prior year.

Also explaining the increase were higher general and administrative expenses of $1.3 million and higher workers' participation of $0.8 million.

General and administrative expenses consist primarily of corporate office and subsidiary expenses, such as salaries and payroll-related costs for executives and management. These expenses include administrative, legal, financial, information technology, and human and organizational development, procurement, and professional service fees. General and administrative expenses for the nine months ended September 30, 2014 increased 10% to $14.1 million (2013: $12.8 million).

| | **Expressed in $ millions** | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | **Nine months ended September 30,** | | | | | | | | | | |
| | **2014** | | | | | 2013 | | | | | |
| | **Corporate** | **Bateas** | **Cuzcatlan** | | **Total** | Corporate | | Bateas | Cuzcatlan | | Total |
| General and administrative expenses | $ **8.7** | $ **2.6** | $ **2.8** | $ | **14.1** | $ 7.7 | $ | 2.5 | $ 2.6 | $ | 12.8 |
| Foreign exchange | **(0.4)** | **0.2** | **-** | | **(0.2)** | (0.1) | | 0.2 | 0.1 | | 0.2 |
| Share-based payments | **5.2** | **-** | **-** | | **5.2** | 3.1 | | - | - | | 3.1 |
| Workers' participation | **-** | **0.1** | **0.8** | | **0.9** | - | | 0.1 | - | | 0.1 |
| | $ **13.5** | $ **2.9** | $ **3.6** | $ | **20.0** | $ 10.7 | $ | 2.8 | $ 2.7 | $ | 16.2 |

**Exploration and evaluation costs** for the nine months ended September 30, 2014, decreased to $nil (2013: $0.4 million) as a result of the Company's reduction in its greenfields exploration program.

| | **Expressed in $ millions** | | | |
|---|---|---|---|---|
| | **Nine months ended September 30,** | | | |
| | **2014** | | | 2013 |
| Salaries, wages, and benefits | $ | **-** | $ | 0.3 |
| | $ | **-** | $ | 0.4 |

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

**Restructuring costs** for the nine months ended September 30, 2014, amounted to $nil (2013: $0.5 million and pertained to the Company's cost-reduction program and including all post-employment costs).

**Write-off of mineral properties, plant and equipment** for the nine months ended September 30, 2014, amounted to $nil (2013: $0.5 million, pertaining to the San Luisito concessions).

**Impairment of mineral properties, plant and equipment** for the nine months ended September 30, 2014, amounted to $nil (2013: $15.0 million, relating to the impairment of Caylloma mine as a result of declining silver prices).

**Interest income** for the nine months ended September 30, 2014, amounted to $0.2 million (2013: $0.5 million).

**Interest expense** for the nine months ended September 30, 2014, amounted to $0.8 million (2013: $0.7 million).

**Income taxes** for the nine months ended September 30, 2014, increased to $13.9 million (2013: $2.7 million) mainly due to the increase in taxes in Mexico and in 2013 income taxes included a $4.8 million tax impact related to the impairment charge of Caylloma.

The following table summarizes the details of income taxes by region and component.

| | Expressed in $ millions | | | | | |
|---|---|---|---|---|---|---|
| | Nine months ended September 30, | | | | | |
| | **2014** | | | 2013 | | |
| **Income taxes** | **Peru** | **Mexico** | **Total** | Peru | Mexico | Total |
| Current income tax | **$ 3.4** | **$ 8.0** | **$11.4** | $ 3.3 | $ - | $ 3.3 |
| Deferred income tax | **0.7** | **1.8** | **2.5** | (2.8) | 2.2 | (0.6) |
| | **$ 4.1** | **$ 9.8** | **$13.9** | $0.5 | $ 2.2 | $2.7 |

**Non-GAAP Financial Measures**

*Adjusted net income (non-GAAP financial measure)*

| | Expressed in $ millions | | | |
|---|---|---|---|---|
| | Three months ended September 30, | | Nine months ended September 30, | |
| | **2014** | 2013 | **2014** | 2013 |
| **NET (LOSS) INCOME FOR THE PERIOD** | **$      7.8** | $      (0.3) | **$      15.5** | $      (4.2) |
| Items of note, net of tax: | | | | |
| **Write-off of mineral properties** | **-** | 0.1 | **-** | 0.3 |
| **Impairment of mineral properties, plant and equipment** | **-** | - | **-** | 10.2 |
| **ADJUSTED NET INCOME (LOSS) FOR THE PERIOD** [1] | **7.8** | (0.2) | **15.5** | 6.3 |

[1] A non-GAAP financial measure

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

*Operating cash flow per share before changes in working capital (non-GAAP financial measure)*

| | Expressed in $'000's (except per share measures) | | | |
| --- | --- | --- | --- | --- |
| | Three months ended September 30, | | Nine months ended September | |
| | **2014** | 2013 | **2014** | 2013 |
| Net income (loss) for the period | $ **7,824** | $ (264) | $ **15,545** | $ (4,170) |
| Items not involving cash | **10,831** | 8,881 | **36,585** | 36,396 |
| | $ **18,655** | $ 8,617 | $ **52,130** | $ 32,226 |
| Income taxes paid | **(929)** | (1,152) | **(2,527)** | (3,022) |
| Interest expense paid | **-** | (5) | **(4)** | (17) |
| Interest income received | **58** | 109 | **188** | 538 |
| | | | | |
| Cash generated by operating activities before changes in working capital | $ **17,784** | $ 7,569 | $ **49,787** | $ 29,725 |
| Divided by | | | | |
| Weighted average number of shares ('000's) | **127,097** | 125,637 | **126,479** | 125,411 |
| | | | | |
| **Operating cash flow per share before changes in working capital** [1] | $ **0.14** | $ 0.06 | $ **0.39** | $ 0.24 |

[1] A non-GAAP financial measure

*Cash cost per payable ounce of silver and cash cost per tonne of processed ore (non-GAAP financial measure)*

Cash cost per payable ounce of silver and cash cost per tonne of processed ore are key performance measures that management uses to monitor performance. Management believes that certain investors also use these non-GAAP financial measures to evaluate the Company's performance. Cash costs are an industry-standard method of comparing certain costs on a per unit basis; however, they do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards ("IFRS"), and, therefore, amounts presented may not be comparable with similar data presented by other mining companies.

The following tables present a reconciliation of cash costs per tonne of processed ore and cash costs per payable ounce of silver to the cost of sales in the consolidated financial statements for the three and nine months ended September 30, 2014 and 2013.

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

| Consolidated Mine Cash Cost | Expressed in $'000's | | Expressed in $'000's | |
|---|---|---|---|---|
| | Q3 2014 | YTD Q3 2014 | Q3 2013 | YTD Q3 2013 |
| **Cost of sales** [1] | **29,664** | **85,982** | 22,063 | 69,615 |
| Add / (Subtract): | | | | |
| Change in concentrate inventory | **(383)** | **(1,136)** | 171 | (1,034) |
| Depletion and depreciation in concentrate inventory | **107** | **281** | (62) | 326 |
| Government royalties and mining taxes | **(372)** | **(1,090)** | (173) | (531) |
| Workers participation | **(1,322)** | **(3,772)** | 48 | (725) |
| Depletion and depreciation | **(6,076)** | **(17,224)** | (4,490) | (13,787) |
| **Cash cost (A)** | **21,618** | **63,041** | 17,557 | 53,864 |
| | | | | |
| **Cash cost (A)** | **21,618** | **63,041** | 17,557 | 53,864 |
| Add / (Subtract): | | | | |
| By-product credits | **(17,534)** | **(47,842)** | (11,317) | (36,924) |
| Refining charges | **2,150** | **6,021** | 1,672 | 4,985 |
| **Cash cost applicable per payable ounce (B)** | **6,234** | **21,220** | 7,912 | 21,925 |
| **Payable ounces of silver production (C)** | **1,715,469** | **4,738,129** | 1,053,028 | 3,023,946 |
| **Cash cost per ounce of payable silver ($/oz) (B/C)** | **3.63** | **4.48** | 7.51 | 7.25 |

[1] **Includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation**

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

| San Jose Mine Cash Cost | Expressed in $'000's | | Expressed in $'000's | |
|---|---|---|---|---|
| | Q3 2014 | YTD Q3 2014 | Q3 2013 | YTD Q3 2013 |
| Cost of sales [1] | 16,527 | 47,961 | 8,660 | 28,867 |
| Add / (Subtract): | | | | |
| Change in concentrate inventory | (415) | (1,372) | 461 | (357) |
| Depletion and depreciation in concentrate inventory | 114 | 330 | (111) | 230 |
| Government royalties and mining taxes | (131) | (416) | - | - |
| Workers participation | (1,012) | (3,100) | 299 | - |
| Depletion and depreciation | (4,184) | (11,736) | (1,949) | (6,200) |
| Cash cost (A) | 10,899 | 31,667 | 7,360 | 22,540 |
| Total processed ore (tonnes) (B) | 177,112 | 495,257 | 102,088 | 297,830 |
| Cash cost per tonne of processed ore ($/t) (A/B) | 61.54 | 63.94 | 72.09 | 75.68 |
| Cash cost (A) | 10,899 | 31,667 | 7,360 | 22,540 |
| Add / (Subtract): | | | | |
| By-product credits | (9,200) | (24,453) | (3,769) | (13,758) |
| Refining charges | 1,255 | 3,298 | 699 | 2,126 |
| Cash cost applicable per payable ounce ( C) | 2,954 | 10,512 | 4,290 | 10,908 |
| Payable ounces of silver production (D) | 1,156,178 | 3,163,444 | 512,742 | 1,540,422 |
| Cash cost per ounce of payable silver ($/oz) (C/D) | 2.55 | 3.32 | 8.37 | 7.08 |
| Mining cost per tonne | 29.30 | 31.06 | 33.79 | 34.66 |
| Milling cost per tonne | 15.98 | 16.80 | 17.20 | 18.38 |
| Indirect cost per tonne | 9.41 | 9.64 | 13.89 | 15.19 |
| Community relations cost per tonne | 1.43 | 1.15 | 2.55 | 2.29 |
| Distribution cost per tonne | 5.42 | 5.29 | 4.66 | 5.16 |
| Total production cost per tonne | 61.54 | 63.94 | 72.09 | 75.68 |

[1] Includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

| Caylloma Mine Cash Cost | Expressed in $'000's | | Expressed in $'000's | |
|---|---|---|---|---|
| | Q3 2014 | YTD Q3 2014 | Q3 2013 | YTD Q3 2013 |
| Cost of sales [1] | 13,137 | 38,021 | 13,403 | 40,748 |
| Add / (Subtract): | | | | |
| Change in concentrate inventory | 32 | 236 | (290) | (677) |
| Depletion and depreciation in concentrate inventory | (7) | (49) | 49 | 96 |
| Government royalties and mining taxes | (241) | (674) | (173) | (531) |
| Workers participation | (310) | (672) | (251) | (725) |
| Depletion and depreciation | (1,892) | (5,488) | (2,541) | (7,587) |
| Cash cost (A) | 10,719 | 31,374 | 10,197 | 31,324 |
| Total processed ore (tonnes) (B) | 117,728 | 347,763 | 117,111 | 342,433 |
| Cash cost per tonne of processed ore ($/t) (A/B) | 91.05 | 90.22 | 87.07 | 91.47 |
| Cash cost (A) | 10,719 | 31,374 | 10,197 | 31,324 |
| Add / (Subtract): | | | | |
| By-product credits | (8,334) | (23,389) | (7,548) | (23,166) |
| Refining charges | 895 | 2,723 | 973 | 2,859 |
| Cash cost applicable per payable ounce ( C) | 3,280 | 10,708 | 3,622 | 11,017 |
| Payable ounces of silver production (D) | 559,291 | 1,574,685 | 540,286 | 1,483,524 |
| Cash cost per ounce of payable silver ($/oz) (C/D) | 5.86 | 6.80 | 6.70 | 7.43 |
| Mining cost per tonne | 43.09 | 43.38 | 35.20 | 39.13 |
| Milling cost per tonne | 15.38 | 15.30 | 14.43 | 14.92 |
| Indirect cost per tonne | 23.05 | 22.69 | 21.80 | 23.08 |
| Community relations cost per tonne | 0.88 | 0.55 | 5.99 | 5.43 |
| Distribution cost per tonne | 8.65 | 8.30 | 9.65 | 8.91 |
| Total production cost per tonne | 91.05 | 90.22 | 87.07 | 91.47 |

[1] Includes depletion, depreciation, distribution, community relations, government royalties and mining taxes, and workers participation

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

*All-in cash cost per payable ounce of silver (non-GAAP financial measure)*

The Company believes that "all-in sustaining costs" and "all-in costs" will better meet the needs of analysts, investors, and other stakeholders of the Company in understanding the costs associated with producing silver, the economics of silver mining, the Company's operating performance, and the Company's ability to generate free cash flow from current operations and on an overall company basis.

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost-performance measure; however, this performance measure has no standardized meaning. Effective June 30, 2013, the Company conformed its all-in sustaining definition to that set out in the guidance note released by the World Gold Council ("WGC," a non-regulatory market development organization for the gold industry whose members comprise global senior gold mining companies) on June 27, 2013, and that came into effect January 1, 2014. The comparative periods have been restated accordingly.

All-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under the IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with the IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under the IFRS. Although the WGC has published a standardized definition, companies may calculate these measures differently.

All-in sustaining costs include total production cash costs incurred at the Company's mining operations, which form the basis of the Company's by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate selling, general and administrative expenses, and brownfields exploration expenditures. The Company believes that this measure represents the total costs of producing silver from operations and provides the Company and stakeholders of the Company with additional information on the Company's operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from operations, new project capital is not included. Certain other cash expenditures, including tax payments, dividends, and financing costs, are also not included. The Company reports this measure on a silver ounce sold basis.

The following tables provide a reconciliation of all-in sustaining costs per ounce to the consolidated financial statements for the three and nine months ended September 30, 2014 and 2013:

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

| Consolidated Mine All-in Cash Cost | Expressed in $'000's | | Expressed in $'000's | |
|---|---|---|---|---|
| | | YTD | | YTD |
| | Q3 2014 | Q3 2014 | Q3 2013 | Q3 2013 |
| Cash cost applicable per payable ounce | 6,234 | 21,220 | 7,912 | 21,925 |
| Government royalty and mining tax | 372 | 1,090 | 173 | 531 |
| Workers' participation | 1,637 | 4,692 | (81) | 843 |
| Selling, general and administrative expenses (operations) | 1,755 | 5,382 | 1,419 | 4,748 |
| **Adjusted operating cash cost** | **9,998** | **32,384** | 9,423 | 28,047 |
| Selling, general and administrative expenses (corporate) | 2,323 | 8,718 | 2,225 | 7,716 |
| Sustaining capital expenditures[1] | 6,053 | 25,012 | 6,636 | 23,974 |
| Brownfields exploration expenditures[1] | 1,953 | 5,525 | 2,048 | 9,036 |
| **All-in sustaining cash cost** | **20,327** | **71,639** | 20,332 | 68,773 |
| Non-sustaining capital expenditures[1] | 374 | 858 | 3,006 | 7,714 |
| **All-in cash cost** | **20,701** | **72,497** | 23,338 | 76,487 |
| Payable ounces of silver operations | **1,715,469** | **4,738,129** | 1,053,028 | 3,023,946 |
| **All-in sustaining cash cost per payable ounce of silver** | **11.85** | **15.12** | 19.31 | 22.74 |
| **All-in cash cost per payable ounce of silver** | **12.07** | **15.30** | 22.16 | 25.29 |

| San Jose Mine All-in Cash Cost | Expressed in $'000's | | Expressed in $'000's | |
|---|---|---|---|---|
| | | YTD | | YTD |
| | Q3 2014 | Q3 2014 | Q3 2013 | Q3 2013 |
| Cash cost applicable per payable ounce | 2,954 | 10,512 | 4,290 | 10,908 |
| Government royalty and mining tax | 131 | 416 | - | - |
| Workers' participation | 1,265 | 3,875 | (374) | - |
| Selling, general and administrative expenses (operations) | 952 | 2,832 | 722 | 2,604 |
| **Adjusted operating cash cost** | **5,302** | **17,635** | 4,638 | 13,512 |
| Sustaining capital expenditures[1] | 3,455 | 18,440 | 2,646 | 10,294 |
| Brownfields exploration expenditures[1] | 1,791 | 4,832 | 1,467 | 5,174 |
| **All-in sustaining cash cost** | **10,548** | **40,907** | 8,751 | 28,980 |
| Non-sustaining capital expenditures[1] | 439 | 871 | 3,006 | 7,714 |
| **All-in cash cost** | **10,987** | **41,778** | 11,757 | 36,694 |
| Payable ounces of silver operations | **1,156,178** | **3,163,444** | 512,742 | 1,540,422 |
| **All-in sustaining cash cost per payable ounce of silver** | **9.12** | **12.93** | 17.07 | 18.81 |
| **All-in cash cost per payable ounce of silver** | **9.50** | **13.21** | 22.93 | 23.82 |

[1] presented on a cash basis

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

| Caylloma Mine All-in Cash Cost | Expressed in $'000's | | Expressed in $'000's | |
|---|---|---|---|---|
| | Q3 2014 | YTD Q3 2014 | Q3 2013 | YTD Q3 2013 |
| Cash cost applicable per payable ounce | 3,280 | 10,708 | 3,622 | 11,017 |
| Government royalty and mining tax | 241 | 674 | 173 | 531 |
| Workers' participation | 361 | 786 | 293 | 843 |
| Selling, general and administrative expenses (operations) | 803 | 2,550 | 697 | 2,144 |
| **Adjusted operating cash cost** | **4,685** | **14,718** | 4,785 | 14,535 |
| Sustaining capital expenditures[1] | **2,598** | **6,572** | 3,990 | 13,680 |
| Brownfields exploration expenditures[1] | **162** | **693** | 581 | 3,862 |
| **All-in sustaining cash cost** | **7,445** | **21,983** | 9,356 | 32,077 |
| Non-sustaining capital expenditures[1] | **(65)** | **(13)** | - | - |
| **All-in cash cost** | **7,380** | **21,970** | 9,356 | 32,077 |
| Payable ounces of silver operations | **559,291** | **1,574,685** | 540,286 | 1,483,524 |
| **All-in sustaining cash cost per payable ounce of silver** | **13.31** | **13.96** | 17.32 | 21.62 |
| **All-in cash cost per payable ounce of silver** | **13.20** | **13.95** | 17.32 | 21.62 |

[1] presented on a cash basis

## Liquidity and Capital Resources

*Third Quarter 2014 Liquidity and Capital Resources*

The capital of the Company consists of equity and an available credit facility, net of cash. The Board of Directors has not established a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company's cash and cash equivalents as at September 30, 2014, totaled $40.5 million (December 31, 2013: $31.7 million) and short term investments totaled $31.8 million (December 31, 2013: $17.4 million). The Company's working capital as at September 30, 2014, totaled $78.5 million (December 31, 2013: $66.4 million).

During the three months ended September 30, 2014, cash and cash equivalents increased $10.2 million (Q3 2013: decreased $12.3 million). The increase was due to net cash provided by operating activities of $19.7 million, net cash used in investing activities of $10.5 million, and net cash provided by financing activities of $1.0 million. Exchange rate changes had a negative $0.3 million impact on cash and cash equivalents. Compared with Q3 2013, the Company's expenditures on mineral properties, plant and equipment decreased $3.4 million, net purchase of short-term investments decreased $3.0 million, and cash provided by operating activities increased $15.4 million.

During the three months ended September 30, 2014, cash generated by operating activities before changes in non-cash working capital items, income taxes paid, and interest income paid and received was $17.8 million (Q3 2013: $7.6 million). Net cash provided by operating activities amounted to $19.7 million (Q3 2013: $4.3 million). This includes income taxes paid and interest income paid and received of $0.9 million (Q3 2013: $1.0 million) and changes in non-cash working capital items of $2.0 million (Q3 2013: $3.2 million).

Cash used by the Company in investing activities for the three months ended September 30, 2014, totaled $10.5 million (Q3 2013: $17.3 million) and comprised the following:

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

- $2.6 million (Q3 2013: $5.6 million) in net purchases of short-term investments,
- $8.4 million (Q3 2013: $11.8 million) in expenditures on mineral properties, plant and equipment, and
- $0.5 million (Q3 2013: $0.1 million) in net receipts on deposits on long-term assets.

Investing activities included $8.4 million of expenditures on mineral properties, plant and equipment that comprised $3.4 million of plant and equipment, $3.0 million of mine development, and $2.0 million of brownfields exploration.

During the three months ended September 30, 2014, cash provided by financing activities totaled $1.0 million (Q3 2013: $0.6 million) and comprised the repayment of finance lease obligations of $nil (Q3 2013: $0.1 million) and net proceeds on issuance of common shares of $1.0 million (Q3 2013: $0.7 million).

*Nine Months 2014 Liquidity and Capital Resources*

Working capital for the nine months ended September 30, 2014 increased $12.1 million, to $78.5 million (December 31, 2013: $66.4 million). This reflects the increases in cash and cash equivalents of $8.8 million, short term investments of $14.4 million, accounts receivable and other assets of $4.3 million, and decrease in current portion of other liabilities of $0.4 million. The increase in working capital was offset by decreases in prepaid expenses of $0.8 million, inventories of $0.6 million, and increases in trade and other payables of $6.3 million, provisions of $0.1 million, and income taxes payable of $8.0 million.

During the nine months ended September 30, 2014, cash and cash equivalents increased $9.1 million (2013: decreased $27.1 million). The increase was due to net cash provided by operating activities of $50.9 million, net cash used in investing activities of $45.2 million, and net cash provided by financing activities of $3.4 million. Exchange rate changes had an impact of $0.3 million on cash and cash equivalents. Compared with 2013, the Company's expenditures on mineral properties, plant and equipment decreased $19.8 million, net purchases of short-term investments increased $10.2 million, and cash provided by operating activities increased $22.7 million.

During the nine months ended September 30, 2014, cash generated by operating activities before changes in non-cash working capital items, income taxes paid, and interest income paid and received was $49.8 million (2013: $29.7 million). Net cash provided by operating activities amounted to $50.9 million (2013: $28.2 million). This includes income taxes paid and interest income paid and received of $2.3 million (2013: $2.5 million) and changes in non-cash working capital items of $1.1 million (2013: $1.5 million).

Cash used by the Company in investing activities for the nine months ended September 30, 2014, totaled $45.2 million (2013: $55.6 million) and comprised the following:
- $14.8 million (2013: $4.6 million) in net purchases of short-term investments,
- $31.5 million (2013: $51.3 million) in expenditures on mineral properties, plant and equipment, and
- $1.1 million (2013: $0.3 million) in net receipts on deposits on long-term assets.

Investing activities included $31.5 million of expenditures on mineral properties, plant and equipment that comprised $17.0 million of plant and equipment, $9.0 million of mine development, and $5.5 million of brownfields exploration.

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

During the nine months ended September 30, 2014, cash provided by financing activities totaled $3.4 million (2013: provided $0.3 million) and comprised the repayment of finance lease obligations of $0.2 million (2013: $0.4 million) and net proceeds on issuance of common shares of $3.6 million (2013: $0.7 million).

*Contractual Obligations*

The Company expects the following maturities of its financial liabilities (including interest), finance leases, and other contractual commitments:

| | **Expressed in $ millions** | | | | |
|---|---|---|---|---|---|
| | **Expected payments due by period as at September 30, 2014** | | | | |
| | Less than 1 year | 1 - 3 years | 4 - 5 years | After 5 years | Total |
| Trade and other payables | $ 22.2 | $ - | $ - | $ - | $ 22.2 |
| Income tax payable | 8.0 | - | - | - | 8.0 |
| Other liabilities | - | 4.1 | - | - | 4.1 |
| Operating leases | 0.7 | 1.3 | 0.1 | - | 2.1 |
| Provisions | 0.8 | 0.9 | 1.6 | 11.0 | 14.3 |
| | $ 31.7 | $ 6.3 | $ 1.7 | $ 11.0 | $ 50.7 |

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.

*Capital Commitments (expressed in $'000's)*

As at September 30, 2014, $7 of capital commitments not disclosed elsewhere in the Financial Statements, and forecasted to be expended within one year, includes $7 for tailing dam development at the San Jose property.

*Other Commitments (expressed in $'000's)*

The Company has a contract to guarantee power supply at its Caylloma mine. Under the contract, the seller is obligated to deliver a "maximum committed demand" (for the present term this stands at 3,500 kW) and the Company is obligated to purchase subject to exemptions under provisions of "Force Majeure". The contract is automatically renewed every two years for a period of 10 years and expiring in 2017. Renewal can be avoided without penalties by notification 10 months in advance of renewal date.

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru. The minimum committed demand is $19 per month and the average monthly charge for 2014 is $202.

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.

The expected payments due by period as at September 30, 2014 are as follows:

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

| | **Expressed in $'000's** | | | |
| | **Expected payments due by period as at September 30, 2014** | | | |
| | Less than 1 year | 1 - 3 years | 4 - 5 years | Total |
|---|---|---|---|---|
| Office premises - Canada | $ 137 | $ 471 | $ 110 | $ 718 |
| Office premises - Peru | 393 | 680 | - | 1,073 |
| Office premises - Mexico | 14 | - | - | 14 |
| Total office premises | **$ 544** | **$ 1,151** | **$ 110** | **$ 1,805** |
| Computer equipment - Peru | 163 | 140 | - | 303 |
| Computer equipment - Mexico | 15 | - | - | 15 |
| Total computer equipment | **$ 178** | **$ 140** | **$ -** | **$ 318** |
| Total operating leases | **$ 722** | **$ 1,291** | **$ 110** | **$ 2,123** |

*Other Contingencies*

The Company is subject to various investigations, claims, legal, labor and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company. In the opinion of management none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.

*Guarantees and Indemnifications (expressed in $'000's)*

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include obligation to indemnify:

➢ directors and officers of the Company and its subsidiaries for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company;
➢ certain vendors of acquired company for obligations that may or may not have been known at the date of the transaction; and,
➢ the dollar value cannot be reasonably estimated.

The Caylloma mine closure plan was approved in November 2009 with total closure costs of $3,587 of which $1,756 is subject to annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years based on the estimated life of the mine. In March 2013 the closure plan was updated with total closure costs of $7,996 of which $4,167 is subject to annual collateral in the form of a letter of guarantee.

Scotiabank Peru, a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian mining regulatory agency in compliance with local regulation and to collateralize Bateas' mine closure plan, in the amount of $1,204 (2013: $1,204). This bank letter of guarantee expires on December 31, 2014.

Scotiabank Peru, a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian Energy and Mining Ministry to collateralize Bateas's regulatory compliance with the electric

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

transmission line project, in the amount of $3 (2013: $3). This bank letter of guarantee expires on December 11, 2014.

Scotiabank Peru, a third party, has established a bank letter of guarantee, for office rental, on behalf of Bateas in favor of Centro Empresarial Nuevo Mundo S.A.C., in the amount of $58. This bank letter of guarantee expires on July 18, 2015.

**Off-Balance Sheet Arrangements**

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

**Related Party Transactions** *(expressed in $'000's)*

**a)        Purchase of Goods and Services**

The Company entered into the following related party transactions:

| Transactions with related parties | Expressed in $'000's Three months ended September 30, | | Expressed in $'000's Nine months ended September 30, | |
| --- | --- | --- | --- | --- |
| | 2014 | 2013 | 2014 | 2013 |
| Salaries and wages [1,2] | $    17 | $    16 | $    68 | $    71 |
| Other general and administrative expenses [2] | 15 | 18 | 92 | 109 |
| | $    32 | $    34 | $    160 | $    180 |

[1] Salaries and wages includes employees' salaries and benefits charged to the Company based on a percentage of the estimated hours worked for the Company.

[2] Radius Gold Inc. ("Radius") has directors in common with the Company and shares office space, and is reimbursed for general overhead costs incurred on behalf of the Company. Gold Group Management Inc. ("Gold Group"), which is owned by a director in common with the Company, provides various administrative, management, and other related services.

In 2013, the Company issued 11,415 common shares of the Company, at a fair market value of $4.38 per share and paid $50 cash to Radius, under the option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico.

**b)        Key Management Compensation**

Key management includes all persons named or performing the duties of Vice-President, Chief Financial Officer, President, Chief Executive Officer, and non-executive Directors of the Company. The compensation paid or payable to key management for services is shown below:

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

| | Expressed in $'000's | | Expressed in $'000's | |
| | Three months ended September 30, | | Nine month ended September 30, | |
| | **2014** | 2013 | **2014** | 2013 |
|---|---|---|---|---|
| Salaries and other short term employee benefits | $ **765** | $ 626 | $ **3,536** | $ 1,965 |
| Directors fees | **89** | 108 | **293** | 303 |
| Consulting fees | **41** | 43 | **123** | 132 |
| Share-based payments | **(854)** | 1,150 | **4,741** | 2,697 |
| | $ **41** | $ 1,927 | $ **8,693** | $ 5,097 |

Consulting fees includes fees paid to two non-executive directors in both 2014 and 2013.

**c)** **Period End Balances Arising From Purchases of Goods/Services**

| | Expressed in $'000's | |
| Amounts due from related parties | September 30, 2014 | December 31, 2013 |
|---|---|---|
| Owing from a director and officer[3] | $ **4** | $ - |
| Owing from a company with common directors and officers[4] | $ **37** | $ - |
| | $ **41** | $ - |

[3] Owing from a director and officer of the Company related to a payroll advance.

[4] Owing from a company with directors and officers in common with the Company at September 30, 2014. As at September 30, 2014, the bill of exchange that guarantees the payment of the sales transaction expired. Subsequently, on October 2014 new bill of exchange was received with a due date of October 31, 2014.

On October 10, 2012, the Company paid Gold Group Management Inc., which is owned by a director in common with the Company, a retainer of $61 representing three months deposit under a services agreement effective July 1, 2012.

| | Expressed in $'000's | |
| Amounts due to related parties | September 30, 2014 | December 31, 2013 |
|---|---|---|
| Owing to company(ies) with common directors[5] | $ **10** | $ 20 |

[5] Owing to Gold Group Management Inc. ("Gold Group)" who has a director in common with the Company.

**Significant Accounting Judgments and Estimates**

The preparation of the unaudited condensed interim consolidated financial statements ("Financial Statements") requires management to make judgments and estimates that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgments and estimates. The Financial Statements include judgments and estimates which, by their nature, are uncertain. The impacts of such judgments and estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

Significant assumptions about the future and other sources of judgments and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

### i.   *Critical Judgments*

- The analysis of the functional currency for each entity of the Company. In concluding that the United States dollar functional currency for its Peruvian and Mexican entities and the Canadian and Barbados entities have a Canadian dollar functional currency, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.
- In concluding when commercial production has been achieved, the Company considered the following factors:
  - all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;
  - the mine or mill is operating as per design capacity and metallurgical recoveries were achieved; and,
  - the ability to sustain ongoing production of ore at a steady or increasing level.
- The identification of reportable segments, basis for measurement and disclosure of the segmented information.
- The determination of estimated useful lives and residual values of tangible and long lived assets and the measurement of depreciation expense.
- The identification of impairment indicators, cash generating units and determination of carrying value or fair value less cost to sell and the write down of tangible and long lived assets.
- Measurement of financial instruments involve significant judgments related to interpretation of the terms of the instrument, identification, classification, impairment and the overall measurement to approximate fair values.

### ii.   *Estimates*

- the recoverability of amounts receivable which are included in the consolidated statements of financial position;
- the estimation of assay grades of metal concentrates sold in the determination of the carrying value of accounts receivable which are included in the consolidated statements of financial position and included as sales in the consolidated statements of income;
- the determination of net realizable value of inventories on the consolidated statements of financial position;
- the estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of income;
- the determination of mineral reserves and the portion of mineral resources expected to be extracted economically, carrying amount of mineral properties, and depletion of mineral properties included in the consolidated statements of financial position and the related depletion included in the consolidated statements of income;

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

- the review of tangible and intangible assets carrying value, the determination of whether these assets are impaired and the measurement of impairment charges or reversals which are included in the consolidated statements of income;
- the assessment of indications of impairment of each mineral property and related determination of the net realizable value and write-down of those properties where applicable;
- the determination of the fair value of financial instruments and derivatives included in the consolidated statements of financial position;
- the fair value estimation of share-based awards included in the consolidated statements of financial position and the inputs used in accounting for share-based compensation expense in the consolidated statements of income;
- the provision for income taxes which is included in the consolidated statements of income and composition of deferred income tax asset and liabilities included in the consolidated statement of financial position;
- the recognition of deferred income tax assets, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes included in the consolidated statement of financial position;
- the inputs used in determining the net present value of the liability for provisions related to decommissioning and restoration included in the consolidated statements of financial position; and,
- the inputs used in determining the various commitments and contingencies accrued in the consolidated statements of financial position.

**Financial Instruments and Related Risks** *(expressed in $'000's)*

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

**a)      Fair Value Measurements of Financial Instruments**

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.   The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.   Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.   Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity).   The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

During the nine months ended September 30, 2014, there have been no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy.

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

*i.* *Assets and Liabilities Measured At Fair Value on a Recurring Basis*

**Fair Value Measurements**

| | Expressed in $'000's | | | |
|---|---|---|---|---|
| **At September 30, 2014** | **Quoted Prices in Active Markets for Identical Assets** <br> **Level 1** | **Significant and Other Observable Inputs** <br> **Level 2** | **Significant Unobservable Inputs** <br> **Level 3** | **Aggregate Fair Value** |
| Cash and cash equivalents | $ 40,502 | $ - | $ - | $ 40,502 |
| Short term investments | 31,788 | - | - | 31,788 |
| Trade receivable from concentrate sales [1] | - | 18,669 | - | 18,669 |
| | $ 72,290 | $ 18,669 | $ - | $ 90,959 |

[1] Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

**Fair Value Measurements**

| | Expressed in $'000's | | | |
|---|---|---|---|---|
| **At December 31, 2013** | **Quoted Prices in Active Markets for Identical Assets** <br> **Level 1** | **Significant and Other Observable Inputs** <br> **Level 2** | **Significant Unobservable Inputs** <br> **Level 3** | **Aggregate Fair Value** |
| Cash and cash equivalents | $ 31,704 | $ - | $ - | $ 31,704 |
| Short term investments | 17,411 | - | - | 17,411 |
| Trade receivable from concentrate sales [1] | - | 9,797 | - | 9,797 |
| | $ 49,115 | $ 9,797 | $ - | $ 58,912 |

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

### ii.    *Fair Value of Financial Assets and Liabilities*

**Fair Values of Financial Assets and Liabilities**

| | Expressed in $'000's | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | September 30, 2014 | | | | December 31, 2013 | | | |
| | Carrying amount | | Estimated fair value | | Carrying amount | | Estimated fair value | |
| **Financial assets** | | | | | | | | |
| Cash and cash equivalents [1] | $ | 40,502 | $ | 40,502 | $ | 31,704 | $ | 31,704 |
| Short term investments [1] | | 31,788 | | 31,788 | | 17,411 | | 17,411 |
| Trade receivable from concentrate sales [2] | | 18,669 | | 18,669 | | 9,797 | | 9,797 |
| Advances and other receivables | | 2,051 | | 2,051 | | 3,883 | | 3,883 |
| Due from related parties [1] | | 41 | | 41 | | - | | - |
| | $ | 93,051 | $ | 93,051 | $ | 62,795 | $ | 62,795 |
| **Financial liabilities** | | | | | | | | |
| Trade and other payables [1] | $ | 21,021 | $ | 21,021 | $ | 15,272 | $ | 15,272 |
| Due to related parties [1] | | 10 | | 10 | | 20 | | 20 |
| Other liabilities [3] | | 742 | | 742 | | 540 | | 544 |
| | $ | 21,773 | $ | 21,773 | $ | 15,832 | $ | 15,836 |

[1] Fair value approximates the carrying amount due to the short term nature and historically negible credit losses.

[2] Trade receivable from concentrate sales includes provisional pricing, and final price and assay adjustments. The fair value of trade receivable from concentrate sales resulting from provisional pricing reflect observable market commodity prices and thereby classified within Level 2 of the fair value hierarchy.

3 Other liabilities are recorded at amortized costs. The fair value of other liabilities are primarily determined using quoted market prices. Balance includes current portion of other liabilities.

### b)    **Currency Risk**

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, Peru and Mexico and a portion of its expenses are incurred in Canadian dollars, nuevo soles, and Mexican pesos. A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company's income, financial position, or cash flows. The Company has not hedged its exposure to currency fluctuations.

As at September 30, 2014, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, nuevo soles and Mexican pesos (all amounts are expressed in thousands of Canadian dollars, thousands of nuevo soles or thousands of Mexican pesos):

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

| | Expressed in '000's | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | September 30, 2014 | | | December 31, 2013 | | |
| | Canadian Dollars | Nuevo Soles | Mexican Pesos | Canadian Dollars | Nuevo Soles | Mexican Pesos |
| Cash and cash equivalents | $ 4,060 | S/. 7,548 | $ 76,023 | $ 2,699 | S/. 619 | $ 10,994 |
| Short term investments | 3,105 | - | - | 3,286 | - | - |
| Accounts receivable and other assets | 302 | 2,981 | 9,018 | 306 | 7,917 | 33,818 |
| Deposits on long term assets and long term borrowing costs | 142 | - | 2,063 | 355 | - | - |
| Trade and other payables | (2,148) | (14,126) | (132,839) | (1,181) | (12,659) | (49,618) |
| Due to related parties | (11) | - | - | (22) | - | - |
| Provisions, current | - | (605) | (6,952) | - | (349) | (6,499) |
| Income tax payable | - | (37) | (105,178) | - | (2,213) | - |
| Other liabilities | (4,507) | - | (505) | (2,477) | - | (350) |
| Provisions | - | (19,351) | (66,878) | - | (18,544) | (45,499) |
| Total | $ 943 | S/. (23,590) | $ (225,248) | $ 2,966 | S/. (25,229) | $ (57,154) |
| Total US$ equivalent | $ 845 | $ (8,157) | $ (16,742) | $ 2,773 | $ (9,023) | $ (4,371) |

Based on the above net exposure as at September 30, 2014, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, as follows: impact to other comprehensive income of $94 (2013: $308) and a net loss of $2,766 (2013: net loss $1,489).

**c)** **Credit Risk**

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company's cash and cash equivalents and short term investments are held through large Canadian, international, and foreign national financial institutions. These investments mature at various dates within one year. All of the Company's trade accounts receivables from concentrate sales are held with large international metals trading companies.

The Company's maximum exposure to credit risk as at September 30, 2014 is as follows:

| | Expressed in '000's | |
| --- | --- | --- |
| | September 30, 2014 | December 31, 2013 |
| Cash and cash equivalents | $ 40,502 | $ 31,704 |
| Short term investments | 31,788 | 17,411 |
| Accounts receivable and other assets | 21,389 | 17,040 |
| Due from related parties | 41 | - |
| | $ 93,720 | $ 66,155 |

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined significantly from the prior year.

**d)      Liquidity Risk**

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its development plans.  The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

On April 23, 2013, the Company entered into an amended and restated credit agreement with the Bank of Nova Scotia for a $40 million senior secured revolving credit facility ("credit facility") to be refinanced or repaid on or within three years or before April 22, 2016.  The credit facility is secured by a first ranking lien on Bateas, Cuzcatlan, Continuum, and Barbados, and their assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10 million, a commitment fee of 1.0% per annum is payable quarterly on the unutilized portion of the available credit facility.  No funds were drawn from this credit facility.

(Refer to Contractual Obligations for the expected payments due as at September 30, 2014.)

**Significant Changes, Including Initial Adoption of Accounting Standards**

The Company has adopted the following accounting standards along with any consequential amendments, effective January 1, 2014:
*IAS 32 Financial Instruments - Presentation in Respect of Offsetting (Amendment); IFRIC 21 - Levies; and,*
*IAS 36 - Impairment of Assets - Amendments for Recoverable Amount Disclosures for Non-Financial Asset.*

The Company has adopted the following amendments, effective July 1, 2014:

*IFRS 2 Share-based Payment - Definition of vesting condition (Amendment)*
The amendment to IFRS 2 provides the definitions of vesting condition and market condition and adds definitions for performance condition and service condition.  The amendment is effective for transactions with a grant date on or after July 1, 2014.

*IFRS 3Business Combinations – Contingent consideration (Amendment)*
The amendment to IFRS 3 requires contingent consideration that is classified as an asset or a liability to be measured at fair value at each reporting date. The amendment is effective for transactions with acquisition dates on or after July 1, 2014.

The Company has adopted the above amendments which did not have a significant impact on the Company's Financial Statements.

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

**New Accounting Standards**

*IFRS 10, Consolidated Financial Statements, and IAS 28, Investments in Associates and Joint Ventures (2011) (Amendment)*
On September 11, 2014, the IASB issued narrow-scope amendments to IFRS 10, *Consolidated Financial Statements*, and IAS 28, *Investments in Associates and Joint Ventures* (2011). The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. The amendments will be effective from annual periods commencing on or after January 1, 2016.

*IFRS 11 Joint Arrangements (Amendment)*
The amendment to IFRS 11 *Joint Arrangements* adds new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments specify the appropriate accounting treatment for such acquisitions.  The amendments are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.  Transactions before the adoption date are grandfathered.

*IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets (Amendment)*
The amendment to IAS 16 *Property, plant and equipment* and IAS 38 *Intangible assets* on depreciation and amortisation clarifies that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The amendment also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. The amendment is effective for annual periods starting on or after January 1, 2016, with earlier application permitted.

*IFRS 15 Revenue from Contracts with Customers*
IFRS 15, *Revenue from Contracts with Customers* specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts.   IFRS 15 is effective for annual periods starting on or after January 1, 2017, with earlier application permitted.

*IFRS 9 Financial Instruments - Classification and Measurement*
IFRS 9*, Financial Instruments:* IFRS 9 introduces the new requirements for the classification, measurement and de-recognition of financial assets and financial liabilities.  The amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

*IFRS 9 Financial Instruments (Hedge Accounting and amendments to IFRS 9, IFRS 7 and IAS 39) (Amendment)*

The amendment to IFRS 9 *Financial Instruments* which includes the new hedge accounting requirements and some related amendments to IAS 39 *Financial Instruments; Recognition and Measurement* and IFRS 7 *Financial Instruments; Disclosures.*  IFRS 9 (2013) also replicates the amendments in IAS 39 in respect of novations. The amendments allow for early adoption of the requirement to present fair value changes due to own

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

credit on liabilities designated as at fair value through profit or loss to be presented in other comprehensive income. The amendments are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

### *IFRS 9 Financial Instruments - Expected Credit Losses*
On 24 July 2014, the International Accounting Standards Board (IASB) issued the final version of IFRS 9 *Financial Instruments*, bringing together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39 *Financial Instruments: Recognition and Measurement* and all previous versions of IFRS 9. The amendments are effective for annual periods beginning on or after January 1, 2018. Entities will also have the option to early apply the accounting for own credit risk-related fair value gains and losses arising on financial liabilities designated at fair value through profit or loss without applying the other requirements of IFRS 9.

### Other Data

Additional information related to the Company is available for viewing at www.sedar.com and the Company's website at www.fortunasilver.com.

### Share Position and Outstanding Warrants and Options

The Company's outstanding share position as at November 10, 2014 is 127,483,830 common shares. In addition, 3,998,158 incentive stock options are currently outstanding as follows:

| Type of Security | No. of Shares | Exercise Price (CAD$) | Expiry Date |
|---|---|---|---|
| Incentive Stock Options: | 108,553 | $4.30 | January 20, 2015 |
| | 20,000 | $4.03 | February 8, 2015 |
| | 1,470,700 | $4.03 | May 29, 2015 |
| | 160,000 | $1.35 | February 5, 2016 |
| | 10,000 | $1.75 | May 8, 2016 |
| | 896,639 | $3.38 | May 29, 2016 |
| | 103,800 | $1.55 | July 5, 2016 |
| | 250,000 | $2.22 | January 11, 2017 |
| | 49,084 | $6.67 | February 20, 2017 |
| | 659,382 | $4.30 | March 23, 2017 |
| | 250,000 | $0.85 | October 5, 2018 |
| | 20,000 | $0.85 | November 5, 2018 |
| **TOTAL OUTSTANDING OPTIONS** | **3,998,158** | | |

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

## Other Risks and Uncertainties

For further information regarding the Company's operational risks, please refer to the section entitled "Description of the Business - Risk Factors" in the Annual Information form for the year ended December 31, 2013, available at www.sedar.com.

## Controls and Procedures

### *Disclosure Controls and Procedures*

The Company's management, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators ("CSA") as of September 30, 2014, and have concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 and Canadian securities laws is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and Canadian securities laws and (ii) accumulated and communicated to them Company's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

### *Internal Control over Financial Reporting*

The Company's management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability and integrity of the Company's financial information and the preparation of its financial statements in accordance with IFRS as issued by the IASB.

The Company's management, including its CEO and CFO, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projection of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

There has been no change in the Company's internal control over financial reporting that occurred during the year that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

Management concludes that, as of September 30, 2014, the Company's internal control over financial reporting was effective and no material weaknesses were identified.

## Qualified Persons

Thomas I. Vehrs, Ph.D., Vice President of Exploration, is a Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101. Dr. Vehrs is a Founding Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME Registered Member Number 3323430RM) and is responsible for ensuring that the technical information contained in this Management's Discussion and Analysis is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines Inc.

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

## Cautionary Statement on Forward-Looking Statements

Certain statements contained in this MD&A and any documents incorporated by reference into this MD&A constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) and are not statements of historical fact. Forward-looking statements in this MD&A may include without limitations, statements relating to:

- mineral "reserves" and "resources" as they involve the implied assessment, based on estimates and assumptions that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future;
- timing of the completion of construction activities at the Company's properties and their completion on budget;
- production rates at the Company's properties;
- cash cost estimates;
- timing to achieve full production capacity at the Company's properties;
- timing for completion of infrastructure upgrades related to the Company's properties;
- timing for delivery of materials and equipment for the Company's properties;
- the sufficiency of the Company's cash position and its ability to raise equity capital or access debt facilities;
- the Company's planned processing, and estimated major investments for mine development, tailings dam expansion and dry-stack disposal project, the water evaporation control project and brownfields exploration, at the San Jose property in 2014;
- the Company's intention to complete engineering studies to assess a further expansion to 3,000 tpd at the San Jose property;
- the Company's planned processing and estimated major investments for mine development, maintenance and energy, tailing dam expansion, and brownfields exploration, at the Caylloma property during 2014;
- management's belief that the Company's current operational requirements and capital projects can be funded from existing cash and cash equivalents, cash generated from operations, and the available credit facility;
- management's belief that if the Company needs to access the capital markets for additional financial resources, the Company will be able to do so at prevailing market rates;
- the expected maturities of the Company's financial liabilities, finance leases and other contractual commitments; and
- management's expectation that none of the investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will have a material effect on the results of operations or financial conditions of the Company.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as at the date of such statements, are inherently subject to significant business, economic, social, political and competitive uncertainties and contingencies and other factors that could

**FORTUNA SILVER MINES INC.**
**Management's Discussion and Analysis**
**For the third quarter ended September 30, 2014**
**(Dollar amounts expressed in US dollars, unless otherwise indicated)**

cause actual results or events to differ materially from those projected in the forward-looking statements. The estimates and assumptions of the Company contained or incorporated by reference in this MD&A which may prove to be incorrect, include, but are not limited to, (1) that all required third party contractual, regulatory and governmental approvals will be obtained for the development, construction and production of its properties, (2) there being no significant disruptions affecting operations, whether due to labor disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (3) permitting, development, expansion and power supply proceeding on a basis consistent with the Company's current expectations; (4) currency exchange rates being approximately consistent with current levels; (5) certain price assumptions for silver, gold, lead, zinc and copper; (6) prices for and availability of natural gas, fuel oil, electricity, parts and equipment and other key supplies remaining consistent with current levels; (7) production forecasts meeting expectations; (8) the accuracy of the Company's current mineral resource and reserve estimates; (9) labor and materials costs increasing on a basis consistent with the Company's current expectations; and (10) assumptions made and judgments used in engineering and geological interpretation.

In addition, there are known and unknown risk factors which could cause the Company's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include, risks associated with mineral exploration and project development; the need for additional financing; operational risks associated with mining and mineral processing; uncertainty relating to concentrate treatment charges and transportation costs; uncertainty relating to capital and operating costs, production schedules, and economic returns; uncertainties relating to general economic conditions; the Company's substantial reliance on the Caylloma and San Jose mines for revenues; risks related to the integration of businesses and assets acquired by the Company; risks associated with entering into commodity forward and option contracts for base metals production; potential conflicts of interest involving the Company's directors and officers; the risk that monies allotted for land reclamation may not be sufficient; risks associated with potential legal proceedings; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico, the United States, Peru or other countries in which the Company does or may carry on business; the possibility of cost overruns or unanticipated expenses; fluctuations in silver, lead, zinc and copper prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; currency exchange rate fluctuations; competition; and other risks and uncertainties, including those described in the "Risks and Uncertainties" section in the MD&A and in the "Risk Factors" section in the Company's Annual Information Form for the financial year ended December 31, 2013 filed with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission and available at www.sedar.com and www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These forward-looking statements are made as of the date of this MD&A. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.